February 7, 2025

Patrick NJ Schnegelsberg
Chief Executive Officer
Picard Medical, Inc.
1992 E Silverlake
Tucson AZ, 85713

       Re: Picard Medical, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted January 24, 2024
           CIK No. 0002030617
Dear Patrick NJ Schnegelsberg:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 14, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted January 24, 2025
Prospectus Summary
Our Business, page 1

1. We note your revised disclosure in response to prior comment 2 including that
       "[s]tudies have shown that the use of LVADs and other temporary MCS results in poorer outcomes compared to the outcomes obtained with the SynCardia TAH. For example, the 12-month survival after heart transplant in patients who were on LVADs or other temporary MCS devices was 43% compared to 75% in patients who were on a SynCardia TAH." To the extent that this disclosure is not based on head-to-
       head clinical trial data, please remove it from your filing.
 February 7, 2025
Page 2

New Product Development, page 8

2. We note your revised disclosure in response to prior comments 5 and 6 that your
       Unicorn and Emperor prototypes have been shown to achieve pulsatile flow with rates exceeding the minimum requirement of 3.5 liters per minute. Please briefly explain why 3.5 liters per minute is the applicable minimum requirement. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 65

3. Refer to our prior comment 7. We see that revenues increased 23% in the year ended
       December 31, 2024 as compared to the year end December 31, 2023 and you explain that it is related to change in the geographic sales market in favor of U.S. sales. Revise to provide further details regarding the underlying reason for the increase in U.S.
       sales.
Executive Compensation, page 103

4. Please revise to provide executive compensation as of your last completed fiscal year.
       See Item 402 of Regulation S-K.
       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Michael J. Blankenship, Esq.